Exhibit (a)(5)(B)

Note:
The following is an un-official English translation of the Hebrew Cover Page of the Offer to Purchase that was published in Israel pursuant to Israeli law. The original Cover Page, written in Hebrew, is the exclusive legally binding version and the Company (as defined below) assumes no liability for any of the statements or representations made in this translation.

[FORM OF MIFRAT]

RADVISION Ltd. (the “Company” or the “Offeror")

In accordance with the Companies Law, 5759-1999 (the “Companies Law”), the Securities Law, 5728-1968, and the Securities Regulations (Tender Offer), 5760-2000 (the “Tender Offer Regulations”), following is a

Schedule (‘MIFRAT’) of a Special Offer to Purchase by the Company, of

976,212 ordinary shares of NIS 0.10 par value each (the “Shares”) of the Company, held by the Company’s shareholders (the “Offerees”), representing 5% of the voting rights in the Company and its issued and paid-up capital as of July 27 2010, at a price of 7.30 US dollars per share, subject to any lawful withholding tax (the “Offer to Purchase”).  As of July 26, 2010, there were 19,524,230 Shares issued and outstanding (excluding 2,991,993 Shares held by the Company as treasury shares).  Shares held in treasury do not carry any rights, including voting power and the right to receive dividends for so long as they are held by the Company.

The Shares are listed both on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and on the Nasdaq Global Market in the United States (“Nasdaq”). This Offer to Purchase is, therefore, subject to both Israeli and U.S. law. In accordance with an exemption granted by the Israeli Securities Authority (the “ISA”), this Schedule (with the exception of this cover statement) is identical to the Schedule (Offer to Purchase) that is being published by the Company in the United States (the “Schedule”), and includes additional details that are not mandated by the Tender Offer Regulations.

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Shareholders of the Company who hold their Shares through a TASE member, and are interested in expressing their position regarding the Offer to Purchase, shall do so via the TASE member with whom their securities deposits are managed, and the TASE member will notify the Israeli Depositary (as defined below) as specified in Section 3 of the Schedule.

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Shareholders of the Company who are listed as shareholders in the Shareholders Register maintained by the Company (“Listed Holders”), who are interested in expressing their position regarding the Offer to Purchase, shall do so via Clal Finance Batucha Investment Management Ltd. (the “Israeli Depositary”), at its offices in 37 Rubinstein House, Menachem Begin Road, Tel Aviv 65220, as specified in Section 3 of the Schedule. Additional contact information regarding the Israeli Depositary appears on the last page of the Schedule.

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Shareholders of the Company who are neither Listed Holders, nor hold their Shares via a TASE member, and who are interested in expressing their position regarding the Offer to Purchase, shall do so via the U.S. Depositary, as specified in Section 3 of the Schedule.

The results of the Offer to Purchase shall be determined, as specified in Section 1 of the Schedule, in consideration of the aggregate amount of Shares included in Acceptance Notices and Notices of Objection as specified in Section 3 of the Schedule, to be delivered to the Company by the Offerees via the Depositaries.

Mr. Zohar Zisapel, the Chairman of the Company’s board of directors, who currently beneficially owns approximately 24.97 % of the issued and outstanding Shares (excluding Shares held by the Company in treasury, but including options, held by Mr. Zisapel, to purchase 45,000 Shares that are exercisable as of today or within 60 days of the date of this Schedule) and 24.80% of the Company’s voting power, has informed the Company that he does not intend to tender his Shares in the offer.  As a result, Mr. Zisapel’s aggregate voting power in the Company, following the consummation of the Offer to Purchase, will rise from approximately 24.80% to approximately 26.11%.

As specified in Section 10 of the Schedule, the Company’s undertaking to buy Shares in the Offer to Purchase in accordance with this Schedule is subject to the following conditions: (a) minimum tenders by Offerees of at least 976,212 Shares, representing 5.00% of the Company’s issued and outstanding Shares and voting rights (the “Minimum Acceptance Condition”),1 such that following the consummation of the offer, the Company would hold 3,968,205 Shares in treasury (including 2,991,993 Shares held in treasury on the date of this Schedule), representing approximately 17.62% of the issued Shares, (b) pursuant to Section 331 of the Companies Law, the acceptance of the Offer to Purchase by a majority of votes from among those Offerees who shall have expressed their position with regard thereto, and (c) the shareholders of the Company shall have approved the offer by a special majority (the affirmative vote of the holders of a majority of Shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed one percent of our voting power) at the Company’s extraordinary general meeting, scheduled to take place on Tuesday, August 31, 2010. For details regarding the Company’s right to withdraw from the Offer to Purchase, see Section 10 of the Schedule.

In the event that the aggregate number of Shares for which Acceptance Notices shall have been received shall exceed 976,212 namely, the maximum number of Shares which the Company has undertaken to purchase as aforesaid, the Company shall buy from each Offeree having delivered an Acceptance Notice, a prorated portion of the Shares represented in such notice, in accordance with the ratio between the maximum number of Shares which the Company had undertaken to purchase as aforesaid, and the aggregate number of Shares for which Acceptance Notices as provided in this Schedule (including in the United States), shall have been received.

As specified in Section 10(b) of the Schedule, if any circumstances occur of which the Company did not know, or could not have known, or did not foresee, or could not have foreseen, causing the terms of the Offer to Purchase to become materially different from the terms which a reasonable offeror would have proposed had he known of such circumstances as of the Schedule date, the Company shall be entitled to withdraw the Offer to Purchase, until the Last Date of Acceptance (as defined hereunder)*, and shall report the withdrawal of the Offer to Purchase to the ISA and to the TASE, and shall, within one business day, publish a notice on the withdrawal from the Offer the Purchase and the circumstances thereof in two daily newspapers having a mass circulation and published in Israel in Hebrew.

In accordance with Section 331 of the Companies Law, the Offer to Purchase is a special tender offer addressed to all Offerees, and the Offerees may give notice of their acceptance of the Offer to Purchase or of their objection thereto, as specified in Section 3 of the Schedule. If the Offer to Purchase is accepted, the Offerees who shall have given no notice of their position regarding the Offer to Purchase, or shall have objected thereto, may accept the Offer within a five-day period following the Last Date of Acceptance (as defined below).

The Last Date of Acceptance, up to which Acceptance Notices or Notices of Objection to the Offer to Purchase may be delivered, is Thursday September 2, 2010 at 17:00, Israel time (the “Last Date of Acceptance”).

Schedule Date: July 27, 2010

1
The number of Shares in the minimum acceptance percentage may increase during the acceptance period as a result of the exercise of options that were allocated by the Company to its employees and officeholders, which may be exercised for the Company’s Shares.

*	Equivalent to the “Initial Expiration Date”.